06050624

TATES
ANGE COMMISSION
D.C. 20549

RECD S.E.C.
MAR 1 2006
603

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradewinds Financial Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Terrell Mill Road, Building 1476, Suite 100

(No. and Street)

Marietta (City) Georgia (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. William Lee, III (770) 850-1202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randall C. Brown & Associates, P.C. – *Certified Public Accountants*

(Name – *if individual, state last, first, middle name*)

338 Paces Center, 455 East Paces Ferry Road, N.E. Atlanta, Georgia 30305-3320

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. William Lee, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradewinds Financial Group Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

265-95001, 265-95003, 265-95004, 265-00006, 265-00007, 265-00008, 265-00009

R. William Lee III
Signature

PRESIDENT
Title

Caroline C. Bell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ ~~(c) Statement of Income (Loss).~~
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ ~~(g) Computation of Net Capital.~~
- ☒ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule~~ 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ ~~(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the~~ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods~~ of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradewinds Financial Group Incorporated
(A Company in the Development Stage)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents		$ 105,898
Accounts receivable from clearing firms		1,120
Accounts receivable from mutual funds		922
Other current assets		1,383
Secured demand note receivable		262,958
	$ 372,281	

Liabilities and Shareholders' Equity

Accounts payable		$ 2,711
Accrued expenses for customers		4,476
Other liabilities		18,983
Loan from shareholder		25,000
Subordinated note payable		50,000
Secured demand note payable to shareholder		250,000
Accrued interest payable to shareholder		2,917
Collateral dividends payable to shareholder		12,958
Shareholders' equity		
Common stock		1,000
Additional paid-in capital		313,250
Deficit accumulated during the development stage		(309,014)
Total shareholders' equity		5,236
	$ 372,281	

See accompanying notes.

Tradewinds Financial Group Incorporated
(A Company in the Development Stage)

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Description of Business

Tradewinds Financial Group Incorporated (the "Company"), incorporated on September 16, 2003, is a registered broker-dealer under the *Securities Exchange Act of 1934*. In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company provides research and execution services to various institutional investors. All securities transactions are cleared on a fully-disclosed basis through a member of the New York Stock Exchange.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those reported estimates.

Revenue Recognition

The Company recognizes revenue when commissions are earned from trades which were placed.

Accounting for Securities Transactions

Securities transactions are recorded for internal accounting purposes on a settlement-date basis which is generally the third business day following the transaction date. In accordance with accounting principles generally accepted in the United States, however, a year-end adjustment is made to give effect to trade-date accounting.

Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an *S Corporation.* In lieu of corporate income taxes, the shareholders of an *S Corporation* are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

The carrying amounts reflected on the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values based on the short-term nature of these instruments.

2. Lease Commitments

The Company leases its office premises under a non-cancelable lease agreement which expires April 30, 2009. Total rental expense under this lease for the two years ended December 31, 2005 was $70,000. The Company also leases equipment under various operating leases. Total rental expense for equipment under these leases for the two years ended December 31, 2005 was $5,210.

Future minimum annual rental requirements under all leases are as follows for the years ending December 31:

Year		
2006		$43,389
2007		42,000
2008		42,000
2009		14,000
	Total	$141,389

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed fifteen to one and shall at all times have and maintain net capital of not less than $250,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, the aggregate indebtedness to net capital ratio at December 31, 2005 was 9%, and the net capital was $305,236.

4. Clearing Agreements

The Company has a fully-disclosed clearing agreement with ADP Clearing & Outsourcing Services, Inc. The initial term of this agreement is for three years, after which it renews annually unless terminated by either party with 60 days written notification.

5. Related Party Transactions

The Company has a fully-disclosed subordinated loan agreement with a forty-five percent (45%) shareholder of the Company. The loan carries an annual interest rate of five percent. The original principal of $50,000 and accrued interest are payable October 31, 2007.

This same shareholder also advanced the Company $25,000 on an open-ended interest-free loan.

The Company leases its office space and certain furniture and equipment from a company which is owned by two of the shareholders of the Company as more fully described in Note 2. Both lease agreements contain options to renew.

6. Secured Demand Note

The Company's election to be a $250,000 minimum net capital broker-dealer has been accomplished via a non-interest-bearing secured demand note in the amount of $250,000 which is collateralized by funds pledged by the 45% shareholder of the Company.

7. Subsequent event – contingency

The Company has been advised of a "proposed" claim that seeks to make it a collateral respondent in an arbitration proceeding pending before the National Association of Securities Dealers Dispute Resolution, Inc. The arbitration claims in this proceeding relate to a different entity owned by two of the Company's shareholders during a period of time prior to the Company's inception. Management, with the benefit of the considered opinion of legal counsel, believes the proposed claim – should it ultimately develop – has no merit whatsoever and the Company will vigorously defend itself.